                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                  Commission File No.  000-27901

                                                                    Tritel, Inc.
                                                  Commission File No.  000-28435



     On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


     THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELECORP ON AUGUST 1, 2000.

TeleCorp PCS
--------------------------------------------------------------------------------
                                                                       Suite 800
                                                           1010 North Glebe Road
                                                            Arlington, VA  22201

For Immediate Release

Investor Contacts:                               Media Contacts:
Jim Morrisey                                     Russell Wilkerson
TeleCorp PCS, Inc.                               TeleCorp PCS, Inc.
703-629-6668 (PCS)                               703-625-2069 (PCS)
703-236-1136 (Office)                            703-236-1292 (Office)

John Nesbett/Mary Ellen Adipietro                Elissa Grabowski/Carrie Kocik
Lippert/Heilshorn & Associates                   Lippert/Heilshorn & Associates
212-838-3777                                     212-838-3777

TeleCorp PCS Announces Strong Second Quarter with 40% Increase in Subscribers and 30% Increase in Revenues Over the First Quarter

Arlington, VA - August 2, 2000 - TeleCorp PCS, Inc. (NASDAQ: TLCP), AT&T Wireless' largest affiliate, today announced its second quarter 2000 results, posting strong subscriber and revenue growth for its SunCom digital wireless service. Total number of PCS subscribers at quarter end was 319,882. Pro forma for the company's acquisition of Tritel, Inc., announced in February of this year, TeleCorp and Tritel had combined PCS subscribers of 424,282 at June 30, 2000.

Operating highlights for the quarter ended June 30, 2000:

 .  Subscribers grew to 319,882, increasing 40% or 91,545 from March 31, 2000.
 . Total revenues grew to $72.0 million for the quarter, a 30% increase over the first quarter.

 . Roaming minutes of use totaled approximately 69 million for the quarter, an increase of 21% over the first quarter 2000.

 . Average revenue per subscriber (including outcollect roaming revenue) was approximately $80 per month; average revenue per subscriber (not including outcollect roaming revenue) was approximately $62 per month.

 . Average usage per subscriber was approximately 330 minutes per month. . Average churn rate was approximately 2.8% for the quarter.

 .  SunCom digital wireless service was introduced in four new markets:
   Columbia/Jefferson City, Missouri; Beaumont, Texas; Oxford, Mississippi; and Fort Smith, Arkansas, ending the quarter with 32 launched markets.

"We continued to see increased demand for our SunCom digital service during the second quarter and increased the deployment of our network build-out. We added a new switch in our Arkansas region, eight months ahead of schedule, to accommodate our westward network expansion and to handle the rapid subscriber growth we've experienced. We launched four new markets, which included our sixth market in Arkansas and three new cities in contiguous, complementary states: Texas, Missouri and Mississippi. At the end of the quarter, our network covered approximately 79% of our licensed area with 984 integrated cell sites and seven switches. Since June 30th, we have added three additional markets - Alexandria, LA; Dyersburg, TN; and Blytheville, AR - bringing our total to 35, and enhanced our Columbia/Jefferson City, Missouri market by adding the popular recreation destination of Lake of the Ozarks," said Gerald T. Vento, chairman and CEO of TeleCorp PCS, Inc.

"During the second quarter, we also made great advances in rolling out our wireless data product. We completed Phase One in April with the roll out of our SunBurst Information Services, allowing SunCom subscribers to choose from 39 different services including news, real-time stock quotes and alerts, sports scores and news, weather forecasts and severe weather alerts, movie reviews, horoscopes and more. In June, we initiated Phase Two with the selection of the Sema Group's short message service platform (SMSC), which will enable us to deliver a host of two-way data services, including the sending and receiving of short messages and e-mail, the "pulling" of information from personalized web sites, and instant group messaging. We expect to launch these services later this year-- in time for the busy holiday season. This phased approach will help us to better understand what our customers want, how they use wireless data, and how we can best meet their needs," said Mr. Vento.

Financial highlights for the quarter ended June 30, 2000:

Second quarter total revenue rose 30% to $72.0 million from $55.4 million in the first quarter of 2000. More specifically, service revenue increased 38% to $51.1 million from $36.9 million in the first quarter and roaming revenue increased to $14.7 million from $11.5 million in the first quarter.

For the second quarter, the company's earnings before interest, taxes, depreciation, amortization and non-cash stock compensation, or EBITDA, loss narrowed to $29.4 million on 91,545 quarterly net adds, from a loss of $31.4 million on 86,106 quarterly net adds in the first quarter. EBITDA before sales and marketing for the second quarter was $10.3 million compared to $3.1 million in the first quarter. The second quarter net loss attributable to common shareholders was $102.0 million, or $1.01 loss per share compared to $82.2 million or $0.83 loss per share in the first quarter.

At June 30, 2000, TeleCorp had cash and cash equivalents totaling $28.2 million and available bank and vendor credit facilities of $345 million. Capital expenditures for the quarter and six months ended June 30, 2000 were approximately $93 million and $175 million, respectively.

On July 14, 2000, TeleCorp closed a private offering of $450 million of its 10 5/8% Senior Subordinated Notes due 2010. The net proceeds of the offering will be used to, among other things, fund capital expenditures, and the acquisition of PCS licenses associated with the swap transactions with AT&T.

TeleCorp is today also announcing that it has awarded Lucent Technologies a contract for the supply and installation of TDMA IS-136 PCS wireless equipment for its expansion markets to be obtained from AT&T Wireless Services as previously announced in February of this year. In a separate but related arrangement, Lucent has agreed to provide the TeleCorp-Tritel Holding Company, the post-merger controlling entity for TeleCorp PCS, Inc. (NASDAQ NM: TLCP) and Tritel, Inc. (NASDAQ NM: TTEL), with up to $350 million of gross proceeds of senior subordinated discount notes. As part of its aggregate commitment, Lucent agreed to make available to an affiliate of TeleCorp up to $175 million of financing which is non-recourse to TeleCorp. The proceeds of the financing will be used to commence development of the network in the expansion areas to be obtained from AT&T Wireless prior to the completion of the merger.

"We are making great progress on our merger with Tritel. We filed the necessary approval requests with the FCC and Securities and Exchange Commission (SEC) during the second quarter and are hoping to finalize the transaction in the fourth quarter. In the meantime, our transition teams are making headway to ensure that, once the merger is approved, we will have not only a more efficient operating structure, but also one that continues to deliver a superior quality of service to our customers in some of the most attractive, fastest growing markets in the U.S.," concluded Mr. Vento.

TeleCorp PCS, Inc. currently has licenses to serve approximately 16.7 million people, and currently provides its SunCom digital wireless service in the following 35 markets: New Orleans, Baton Rouge, Lafayette, Houma, New Iberia, Thibodaux, Hammond, Alexandria, and Lake Charles, Louisiana; Memphis, Jackson and Dyersburg, Tennessee; Oxford, Mississippi; Little Rock, Hot Springs, Russellville, Fayetteville, Fort Smith, Blytheville and Jonesboro, Arkansas; Beaumont, Texas; Columbia/Jefferson City, Missouri; Concord, Manchester, Portsmouth and Nashua, New Hampshire; Worcester, Cape Cod, Martha's Vineyard and Nantucket, Massachusetts; and San Juan, Ponce, Mayaguez, Humacao and Arecibo, Puerto Rico. TeleCorp is headquartered in Arlington, Virginia. More information about the company can be found on the web at www.telecorppcs.com.

                              TeleCorp PCS, Inc.
                               Financial Summary
                                 June 30, 2000
                                  (unaudited)

                                                                           For the quarter ended
                                                      ----------------------------------------------------------------
                                                        September 30    December 31,      March 31,       June 30,
                                                      ---------------- ---------------- --------------- --------------
                                                            1999            1999            2000            2000
                                                      ---------------- ---------------- --------------- --------------
                                                                   ($ in millions, except per share data)
Statement of operations data:
Service revenue                                         $      12.7     $      22.4     $      36.9     $      51.1
Roaming revenue                                                 9.5            10.1            11.5            14.7
Equipment revenue                                               4.6             7.0             7.0             6.2
Total revenue                                                  26.8            39.5            55.4            72.0
EBITDA (1)                                                    (31.9)          (40.0)          (31.4)          (29.4)
Operating loss                                                (50.2)          (92.2)          (59.9)          (78.1)
Net loss attributable to common equity                        (72.9)         (114.1)          (82.2)         (102.0)
Net loss attributable to common equity per share        $     (0.89)    $     (1.29)    $     (0.83)    $     (1.01)




                                                           As of           As of           As of           As of
                                                       September 30,    December 31,      March 31,       June 30,
                                                      ---------------- ---------------- --------------- --------------
                                                            1999            1999            2000            2000
                                                      ---------------- ---------------- --------------- --------------
                                                                   ($ in millions, except per share data)
Balance sheet data:
Cash and cash equivalents                               $      80.4     $     182.3     $      94.6     $      28.2
Property and equipment, net                                   347.3           400.5           461.7           531.0
Total assets                                                  754.8           952.2           948.7           966.6
Total debt                                              $     629.8     $     640.6     $     651.3     $     729.5



                                                                           For the quarter ended
                                                      ----------------------------------------------------------------
                                                       September 30,    December 31,      March 31,       June 30,
                                                      ---------------- ---------------- --------------- --------------
                                                            1999            1999            2000            2000
                                                      ---------------- ---------------- --------------- --------------
Other operating data:
Net Adds                                                     44,573          66,508          86,106          91,545
ARPU with Roaming                                              $141            $104             $88             $80
ARPU without Roaming                                            $81             $72             $67             $62
Churn                                                          1.2%            1.9%            2.3%            2.8%
Ending Subscribers                                           75,723         142,231         228,337         319,882
Usage/Subscriber/Month(minutes)                                 420             400             320             330
Roaming Minutes                                          37 million      39 million      57 million      69 million




  (1) The Company defines EBITDA as earnings before interest, taxes, depreciation, amortization and non-cash stock compensation expense

A registration statement containing a joint proxy statement/prospectus was filed by TeleCorp-Tritel Holding Company with the Securities and Exchange Commission on June 20, 2000 (file no. 333-36954) (as amended or supplemented, the "joint proxy statement/prospectus"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp PCS, Inc. ("TeleCorp") and Tritel, Inc. ("Tritel") with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the SEC by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., Investor Relations, 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., Investor Relations, 111 E. Capitol Street, Suite 500, Jackson, MS 39201, telephone: (601) 914-8000.

EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM TELECORP STOCKHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE SEC BY TELECORP ON MARCH 10, 2000.

Safe Harbor
-----------

Except for historical information, the matters discussed in this presentation that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in the registration statement containing a joint proxy statement/prospectus filed with the SEC by TeleCorp-Tritel Holding Company on Form S-4, as amended or supplemented (file no. 333-36954), TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-89393) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this presentation.

                                       5